                                                                                                          KOOR Industries Limited
                                                                                                         (An Israeli Corporation)

Interim Consolidated Financial Statements as at September 30, 2002
---------------------------------------------------------------------------------------------------------------------------------


Contents


                                                                                                                       Page


Review Report of Interim Consolidated Financial Statements                                                              2


Interim Consolidated Financial Statements:

Balance Sheets                                                                                                        3-4

Statements of Income                                                                                                    5

Statements of Shareholders' Equity                                                                                   6-10

Statements of Cash Flows                                                                                            11-16

Notes to the Financial Statements                                                                                   17-25

The Board of Directors
Koor Industries Limited

Review report of unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2002, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at September 30, 2002 constitute 22% of the total consolidated assets and whose revenues for the nine months then ended constitute 22% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2002 totaled approximately NIS 244 million, and the equity of Koor in their losses for the nine months then ended totaled approximately NIS 3 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 26, 2002

Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                September 30                   December 31       September 30
                                                                 2002               2001              2001               2002
                                                                  Unaudited                        Audited            Audited
                                                                         NIS thousands                          US$ thousands

------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                    989,169            757,103           861,243            203,073
Short-term deposits and investments                        1,019,753            701,829           645,281            209,352
Trade receivables                                          2,026,784          2,745,181         2,256,097            416,092
Other accounts receivable                                    670,519            619,143           582,843            137,655
Assets designated for sale                                    44,694                  -           284,560              9,176
Inventories and work in progress,
 net of customer advances                                  1,970,271          1,961,301         1,879,170            404,490
                                                          ----------         ----------        ----------          ---------
Total current assets                                       6,721,190          6,784,557         6,509,194          1,379,838
                                                          ----------         ----------        ----------          ---------
Investments and long-term
 receivables
Investments in affiliates                                  1,084,512          1,573,620         1,444,767            222,647
Other investments and receivables                            622,255          1,269,669         1,162,130            127,747
                                                          ----------         ----------        ----------          ---------
                                                           1,706,767          2,843,289         2,606,897            350,394
                                                          ----------         ----------        ----------          ---------
Fixed assets
Cost                                                       6,408,845          6,443,475         6,098,298          1,315,714
Less - accumulated depreciation                            3,122,845          2,966,813         2,901,408            641,110
                                                          ----------         ----------        ----------          ---------
                                                           3,286,000          3,476,662         3,196,890            674,604
                                                          ----------         ----------        ----------          ---------
Intangible assets and deferred
 expenses after amortization                               1,678,801         *1,411,320         1,469,982            344,652
                                                          ----------         ----------        ----------          ---------
                                                          13,392,758         14,515,828        13,782,963          2,749,488
                                                          ==========         ==========        ==========          =========
*  Reclassified


The accompanying notes are an integral part of the financial statements.

                                                                                                     KOOR Industries Limited
                                                                                                    (An Israeli Corporation)


----------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                September 30                   December 31       September 30
                                                                 2002               2001              2001               2002
                                                                  Unaudited                        Audited            Audited
                                                                         NIS thousands                          US$ thousands

------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                               2,304,402          3,193,783         1,854,981            473,086
Trade payables                                             1,155,981          1,374,535         1,370,613            237,319
Other payables                                             1,359,287          1,089,665         1,079,705            279,057
Liability for acquisition of
 subsidiaries' shares                                              -            102,453                 -                  -
Customer advances, net of work in Progress                   269,389            256,168           299,434             55,305
                                                          ----------         ----------        ----------          ---------

Total current liabilities                                  5,089,059          6,016,604         4,604,733          1,044,767
                                                          ----------         ----------        ----------          ---------

Long-term liabilities
Net of current maturities:
Bank loans                                                 3,825,526          3,720,138         4,626,619            785,368
Other loans                                                  116,203            112,359           110,527             23,856
Convertible debentures                                       415,019             39,186           315,686             85,202
Customer advances                                            282,055            212,032            73,981             57,905
Deferred taxes                                               227,601           *225,641           197,695             46,726
Liability for employee severance
 benefits, net                                               216,543            227,694           205,043             44,455
                                                          ----------         ----------        ----------          ---------
Total long-term liabilities                                5,082,947          4,537,050         5,529,551          1,043,512
                                                          ----------         ----------        ----------          ---------
Minority Interest                                          1,496,402          1,428,825         1,400,339            307,206
                                                          ----------         ----------        ----------          ---------
Shareholders' Equity                                       1,724,350          2,533,349         2,248,340            354,003
                                                          ----------         ----------        ----------          ---------
                                                          13,392,758         14,515,828        13,782,963          2,749,488
                                                          ==========         ==========        ==========          =========



November 26, 2002
                                                   -------------------------             ------------------------
                                                        Jonathan Kolber                         Yuval Yanai
                                                     CEO and Vice Chairman               Executive Vice President
                                                   of the Board of Directors                      and CFO

                                                                                                     KOOR Industries Limited
----------------------------------------------------------------------------------------------------------------------------
                                                                                                        (An Israeli Company)
Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 1B)
                                                                                                 Year ended     Nine months
                                                                                                                      ended
                             Nine months ended September 30   Three months ended September      December 31   September 30,
                                                                           30
                                       2002            2001            2002            2001            2001            2002
                                       Unaudited                       Unaudited                    Audited       Unaudited
                                     NIS thousands                           NIS thousands                    US$ thousands

---------------------------------------------------------------------------------------------------------------------------
Income from sales and
 services                        5,609,654      5,625,748       1,780,695       1,970,011       7,641,916       1,151,643
Cost of sales and revenues       4,178,169     *4,358,957       1,341,923      *1,504,073      *5,902,158         857,764
                                 ----------    -----------      ----------     -----------     -----------      ----------
Gross profit                     1,431,485      1,266,791         438,772         465,938       1,739,758         293,879
Selling and marketing
 expenses                          612,222       *618,253         207,165        *211,573        *836,017         125,687
General and
 administrative expenses           356,826       *391,328         114,493        *123,286         536,732          73,255
                                 ----------    -----------      ----------     -----------     -----------      ----------
Operating income                   462,437        257,210         117,114         131,079         367,009          94,937
Financing expenses, net            427,156        361,188         141,380         178,399         442,779          87,694
                                 ----------    -----------      ----------     -----------     -----------      ----------
                                    35,281       (103,978)        (24,266)        (47,320)        (75,770)          7,243

Other expenses, net                148,533        314,878         124,534          37,537         637,552          30,493

Transfer to statement of
 income of translation
 differences of
 autonomous investee in
 voluntary liquidation            (400,250)             -               -               -               -         (82,170)
                                 ----------    -----------      ----------     -----------     -----------      ----------
Loss before taxes on income       (513,502)      (418,856)       (148,800)        (84,857)       (713,322)       (105,420)
Taxes on income                     63,236         34,315          (3,817)         29,733          39,758          12,982
                                 ----------    -----------      ----------     -----------     -----------      ----------
                                  (576,738)      (453,171)       (144,983)       (114,590)       (753,080)       (118,402)
Group equity in the
 operating results of
 affiliates, net                  (262,271)    (1,846,546)       (162,144)       (437,253)     (1,939,835)        (53,843)
                                 ----------    -----------      ----------     -----------     -----------      ----------
                                  (839,009)    (2,299,717)       (307,127)       (551,843)     (2,692,915)       (172,245)
Minority interest in
 subsidiaries, net                 (66,930)       (20,497)        (13,337)         (5,632)          8,567         (13,741)
                                 ----------    -----------      ----------     -----------     -----------      ----------
Net loss from
 continuing operations            (905,939)    (2,320,214)       (320,464)       (557,475)     (2,684,348)       (185,986)
Results of discontinued
 operations, net                         -        (29,979)              -               -         (29,979)              -
                                 ----------    -----------      ----------     -----------     -----------      ----------
Net loss for the period           (905,939)    (2,350,193)       (320,464)       (557,475)     (2,714,327)       (185,986)
                                 ==========    ===========      ==========     ===========     ===========      ==========

                                        NIS            NIS             NIS             NIS             NIS             US$
                                 ----------    -----------      ----------     -----------     -----------      ----------

Net loss per
 NIS 1 par value of the
 ordinary share capital:
Continuing operations              (59,706)      (152,721)        (21,120)        (36,694)       (176,736)        (12,257)
Discontinued operations                  -         (1,974)              -               -          (1,974)              -
                                 ----------    -----------      ----------     -----------     -----------      ----------
                                   (59,706)      (154,695)        (21,120)        (36,694)       (178,710)        (12,257)
                                 ==========    ===========      ==========     ===========     ===========      ==========


The accompanying notes are an integral part of the financial statements.

*        Reclassified.

                                                                                                        KOOR Industries Limited
                                                                                                           (An Israeli Company)

Statement of Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002

                                                                                                                  Company
                                                                                                           shares held by
                                                                Number of                                     the company
                                                                 ordinary           Share         Capital             and
                                                                   shares         capital        reserves    subsidiaries
                                                                                                                   NIS thousands

----------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                       15,168,884         578,017       2,625,424        (278,974)
                                                              ----------         -------       ---------        ---------
Changes during the nine months ended
 September 30, 2002 (Unaudited) :
Net loss for the period                                                -               -               -               -
Exercise of stock options to employees                             4,493               -               -               -
Cumulative foreign currency translation
 adjustments                                                           -               -               -               -
Provision for decline in value of autonomous
 investee                                                              -               -               -               -
Transfer to statement of income translation
 differences of autonomous investee
 in voluntary liquidation                                              -               -               -               -
                                                              ----------         -------       ---------        ---------
Balance as at September 30, 2002 (Unaudited)                  15,173,377         578,017       2,625,424        (278,974)
                                                              ==========         =======       =========        =========


 Table Continued                                             Cumulative
                                                                foreign
                                                               currency                           Total
                                                            translation        Retained   Shareholders'
                                                            adjustments          losses          Equity
                                                            NIS thousands

-------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                       (428,944)       (247,183)      2,248,340

Changes during the nine months ended
 September 30, 2002 (Unaudited) :
Net loss for the period                                              -        (905,939)       (905,939)
Exercise of stock options to employees                               -               -               -
Cumulative foreign currency translation
 adjustments                                                    89,337               -          89,337
Provision for decline in value of autonomous
 investee                                                     (107,638)              -        (107,638)
Transfer to statement of income translation
 differences of autonomous investee
 in voluntary liquidation                                      400,250               -         400,250
                                                              ---------     -----------      ---------
Balance as at September 30, 2002 (Unaudited)                   (46,995)     (1,153,122)      1,724,350
                                                              =========     ===========      =========


The accompanying notes are an integral part of the financial statements.

                                                                                                          KOOR Industries Limited
                                                                                                             (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002



                                                                Number of
                                                                 ordinary           Share         Capital
                                                                   shares         capital        reserves


-----------------------------------------------------------------------------------------------------------
Balance as at July 1, 2002 (Unaudited)                        15,173,377         578,017       2,625,424

Changes during the three months ended
 June 30, 2002 (Unaudited):
Net loss for the period                                                -               -               -
Cumulative foreign currency translation
 adjustments                                                           -               -               -
Provision for decline in value of autonomous
 investee                                                              -               -               -
                                                              ----------         -------       ---------
Balance as at September 30, 2002 (Unaudited)                  15,173,377         578,017       2,625,424
                                                              ----------         -------       ---------


Table Continued                                                      Company      Cumulative
                                                              shares held by         foreign
                                                                 the company        currency                           Total
                                                                         and     translation        Retained   Shareholders'
                                                                subsidiaries     adjustments          losses          Equity
                                                                      NIS thousands

-----------------------------------------------------------------------------------------------------------------------------
Balance as at July 1, 2002 (Unaudited)                             (278,974)         18,371        (832,658)      2,110,180

Changes during the three months ended
 June 30, 2002 (Unaudited):
Net loss for the period                                                   -               -        (320,464)       (320,464)
Cumulative foreign currency translation
 adjustments                                                              -          42,272               -          42,272
Provision for decline in value of autonomous
 investee                                                                 -        (107,638)              -        (107,638)
                                                                   ---------       ---------     -----------      ----------
Balance as at September 30, 2002 (Unaudited)                       (278,974)        (46,995)     (1,153,122)      1,724,350
                                                                   ---------       ---------     -----------      ----------


The accompanying notes are an integral part of the financial statements.

                                                                                                          KOOR Industries Limited
                                                                                                             (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002



                                                                Number of
                                                                 ordinary           Share         Capital
                                                                   shares         capital        reserves


-----------------------------------------------------------------------------------------------------------
Balance as at  January 1, 2001 (Audited)                      15,192,379         578,017       2,625,273

Changes during the nine months ended,
 September 30, 2001 (Unaudited):

Net loss for the period                                                -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             122
Cumulative foreign currency translation
 adjustments                                                           -               -               -
                                                              ----------         -------       ---------
Balance as at September 30, 2001 (Unaudited)                  15,192,379         578,017       2,625,395
                                                              ==========         =======       =========
Changes during the three months ended
 September 30, 2001(Unaudited):                               15,192,379         578,017       2,625,395
Net loss for the period                                                -               -               -
Cumulative foreign currency translation
 adjustments                                                           -               -               -
                                                              ----------         -------       ---------
Balance as at September 30, 2001 (Unaudited)                  15,192,379         578,017       2,625,395
                                                              ==========         =======       =========


*        Represents an amount lower than NIS 1,000.

Table Continued


                                                                      Company      Cumulative
                                                               shares held by         foreign
                                                                  the company        currency                           Total
                                                                          and     translation        Retained   Shareholders'
                                                                 subsidiaries     adjustments        earnings          Equity
                                                                       NIS thousands

-----------------------------------------------------------------------------------------------------------------------------
Balance as at  January 1, 2001 (Audited)                            (278,974)       (719,307)      2,467,144       4,672,153

Changes during the nine months ended,
 September 30, 2001 (Unaudited):

Net loss for the period                                                    -               -      (2,350,193)     (2,350,193)
Exercise of stock options granted to Israeli banks                         -               -               -             122
Cumulative foreign currency translation
 adjustments                                                               -         211,267               -         211,267
                                                                    ---------       ---------     -----------     -----------
Balance as at September 30, 2001 (Unaudited)                        (278,974)       (508,040)        116,951       2,533,349
                                                                    =========       =========     ===========     ===========
Changes during the three months ended
 September 30, 2001(Unaudited):                                     (278,974)       (658,305)        674,426       2,940,559
Net loss for the period                                                    -               -        (557,475)       (557,475)
Cumulative foreign currency translation
 adjustments                                                               -         150,265               -         150,265
                                                                    ---------       ---------     -----------     -----------
Balance as at September 30, 2001 (Unaudited)                        (278,974)       (508,040)        116,951       2,533,349
                                                                    =========       =========     ===========     ===========

*        Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.

                                                                                                          KOOR Industries Limited
                                                                                                             (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002



                                                                Number of
                                                                 ordinary           Share         Capital
                                                                   shares         capital        reserves


------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2001 (Audited)                       15,192,379         578,017       2,625,273

Changes during 2001 (Audited):
Net loss for the year                                                  -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             151
Expiring options granted to Israeli banks                        (23,495)              -               -
Cumulative foreign currency
 translation adjustments                                               -               -               -
                                                              ----------         -------       ---------
Balance as at December 31, 2001 (Audited)                     15,168,884         578,017       2,625,424
                                                              ==========         =======       =========


Table Continued

                                                                                  Cumulative
                                                                     Company         foreign
                                                                      shares        currency                           Total
                                                                     held by     translation        Retained   Shareholders'
                                                                subsidiaries     adjustments          losses          Equity
                                                                      NIS thousands

----------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2001 (Audited)                            (278,974)       (719,307)      2,467,144       4,672,153

Changes during 2001 (Audited):
Net loss for the year                                                     -               -      (2,714,327)     (2,714,327)
Exercise of stock options granted to Israeli banks                        -               -               -             151
Expiring options granted to Israeli banks                                 -               -               -               -
Cumulative foreign currency
 translation adjustments                                                  -         290,363               -         290,363
                                                                   ---------      ----------     -----------     -----------
Balance as at December 31, 2001 (Audited)                          (278,974)       (428,944)       (247,183)      2,248,340
                                                                   =========      ==========     ===========     ===========


*        Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                                                                        KOOR Industries Limited
                                                                                                           (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)

                                                                                                                  Company
                                                                                                           shares held by
                                                                                                              the company
                                                                                    Share         Capital             and
                                                                                  capital        reserves    subsidiaries
                                                                        Convenience translation (Note 1B) - US$ thousands

--------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                                          118,665         538,991         (57,272)

Changes during the nine months ended
 September 30, 2002 (Unaudited):
Net loss for the period                                                                -               -               -
Cumulative foreign currency translation
 adjustments                                                                           -               -               -
Provision for decline in value of autonomous
 investee                                                                              -               -               -
Transfer to statement of income translation
 differences of autonomous investee
 in voluntary liquidation                                                              -               -               -
                                                                                 -------         -------         --------
Balance as at September 30, 2002 (Unaudited)                                     118,665         538,991         (57,272)
                                                                                 =======         =======         ========


Table Continued

                                                                                       Cumulative
                                                                                          foreign
                                                                                         currency                           Total
                                                                                      translation        Retained   Shareholders'
                                                                                      adjustments          losses          Equity
                                                                                 (Note 1B) - US$ thousands

----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)                                                  (88,061)        (50,746)        461,577

Changes during the nine months ended
 September 30, 2002 (Unaudited):
Net loss for the period                                                                        -        (185,986)       (185,986)
Cumulative foreign currency translation
 adjustments                                                                              18,340               -          18,340
Provision for decline in value of autonomous
 investee                                                                                (22,098)              -         (22,098)
Transfer to statement of income translation
 differences of autonomous investee
 in voluntary liquidation                                                                 82,170               -          82,170
                                                                                         --------       ---------       ---------
Balance as at September 30, 2002 (Unaudited)                                              (9,649)       (236,732)        354,003
                                                                                         ========       =========       =========


The accompanying notes are an integral part of the financial statements.

                                                                                                       KOOR Industries Limited
                                                                                                          (An Israeli Company)

------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

In terms of NIS of September 2002
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                Year ended     Nine months
                                                                                                                     ended
                            Nine months ended September 30   Three months ended September      December 31    September 30
                                                                          30
                                       2002           2001            2002            2001            2001            2002
                                      Unaudited                       Unaudited                    Audited       Unaudited
                                    NIS thousands                           NIS thousands                    US$ thousands

-------------------------------------------------------------------------------------------------------------------------------
Cash flows generated
 by operating activities:

Net loss for the period           (905,939)    (2,350,193)       (320,464)       (557,475)      (2,714,327)       (185,986)
Adjustments to reconcile net
 income to net cash
 flows generated by
 operating activities (a)        1,373,474      2,198,367         384,768         458,854        3,170,003         281,970
                                 ----------    -----------       ---------       ---------      -----------       ---------
Net cash (outflow) inflow
 generated by operating
 activities                        467,535       (151,826)         64,304         (98,621)         455,676          95,984
                                 ----------    -----------       ---------       ---------      -----------       ---------
Cash flows generated
 by investing activities:
Purchase of fixed assets          (209,303)      (388,496)        (57,971)        (91,398)        (471,939)        (42,969)
Investment grants in
 respect of fixed assets             4,508         15,174           2,440           3,340           42,568             925
Investments in intangible
 assets and deferred charges      (151,912)      (552,222)        (26,754)        (61,597)        (589,326)        (31,187)
Additional investment
 in subsidiaries                    (2,937)       (27,811)              -          (5,952)         (68,688)           (603)
Acquisition of initially
 consolidated subsidiaries         (97,201)             -               -               -                -         (19,955)
(b)
Investments in affiliates          (13,030)       (46,604)           (353)         (3,454)         (47,376)         (2,675)
Investment in loans to
 affiliates                         (1,058)        (1,224)           (617)           (724)          (1,543)           (217)
Repayment of loans from
 affiliates                            113            341               -               -              327              23
Proceeds from realization
 of investments in formerly
 consolidated subsidiaries,
 net of cash in those
subsidiaries
 at the time they ceased
 being consolidated (c)                  -       (108,561)              -        (108,026)        (145,511)              -
Proceeds from realization
 of activities (d)                       -         36,224               -               -           36,224               -
Proceeds from sale of
 activities in previous year        12,133         29,147               -           1,481           29,147           2,491
Proceeds from disposal of
 investments in investees           33,339        181,577           1,950         177,554          181,637           6,844
Purchase of consolidated
 Companies' shares by their
 consolidated companies                  -              -               -               -          (70,584)              -
Proceeds from sale of
 fixed assets                      319,588         72,503           3,900           5,262           83,174          65,610
Investment in venture
 capital companies                 (38,621)      (132,171)           (599)        (22,182)        (157,308)         (7,929)
Change in investments
 and other receivables, net         (2,813)         8,508           2,168          (9,842)          16,720            (577)
Change in short term deposits
 and investments, net              260,520         (4,254)         37,939          38,199           53,467          53,484
                                 ----------    -----------       ---------       ---------      -----------       ---------
Net cash inflow (outflow)
 generated by investing            113,326       (917,869)        (37,897)        (77,339)      (1,109,011)         23,265
activities                       ----------    -----------       ---------       ---------      -----------       ---------


The accompanying notes are an integral part of the financial statements.

                                                                                                       KOOR Industries Limited
                                                                                                          (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2002           2001            2002            2001            2001            2002
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands

------------------------------------------------------------------------------------------------------------------------------
Cash flows generated
 by financing activities:
Proceeds from exercise
 of stock options granted
 to Israeli banks                        -            122               -               -              151               -
Proceeds from issuance
 of shares to minority
 interests in subsidiaries           3,030         25,878                -          5,906           59,123             622
Dividend paid to
 minority in subsidiaries           (9,575)       (12,895)              -         (11,153)         (22,447)         (1,966)
Issued of preferred shares
 to minority interest of
 subsidiary                              -         62,284               -          24,356           62,284               -
Payment of suppliers'
 credit for the purchase
 of fixed assets                   (11,203)             -               -               -                -          (2,300)
Purchase of convertible
 debentures of subsidiary
 by its subsidiary                 (15,865)             -               -               -                -          (3,257)
Issuance of convertible
 debentures in subsidiary          142,764              -               -               -          263,614          29,309
Proceeds from long-term
 loans and other
 long-term liabilities             937,635        731,720         235,055          81,748        2,743,266         192,493
Repayment of long-term
 loans, debentures and
 other long-term liabilities    (1,450,011)      (299,091)       (344,103)        (74,759)      (1,967,065)       (297,682)
Credit from banks and
 others, net                       (68,471)       224,867          57,713         (48,563)        (733,580)        (14,057)
                                -----------     ----------      ----------       ---------      -----------       ---------
Net cash inflow (outflow)
 generated by financing
 activities                       (471,696)       732,885         (51,335)        (22,465)         405,346         (96,838)
                                -----------     ----------      ----------       ---------      -----------       ---------
Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                  18,761         42,545           8,029          27,677           57,864           3,852
                                -----------     ----------      ----------       ---------      -----------       ---------
Increase (decrease) in
 cash and cash equivalents         127,926       (294,265)        (16,899)       (170,748)        (190,125)         26,263
Balance of cash and
 cash equivalents at
 beginning of period               861,243      1,051,368       1,006,068         927,851        1,051,368         176,810
                                -----------     ----------      ----------       ---------      -----------       ---------
Balance of cash and
 cash equivalents at
 end of period                     989,169        757,103         989,169         757,103          861,243         203,073
                                ===========     ==========      ==========       =========      ===========       =========


The accompanying notes are an integral part of the financial statements.

                                                                                                         KOOR Industries Limited
                                                                                                            (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2002           2001            2002            2001            2001            2002
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands

-----------------------------------------------------------------------------------------------------------------------------
A.  Adjustments to
       reconcile net income
       to net cash
       generated by
       operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                  66,930         19,767          13,337           5,632           (9,298)         13,741
Group equity in the
 operating results of
 affiliates, net                   262,271      1,846,546         162,144         437,253        1,939,835          53,843
Depreciation and
 amortization                      326,295        317,601         108,213         107,212          427,222          66,987
Deferred taxes                     (35,532)       (19,605)         20,497          20,733          (38,121)         (7,294)
Increase (decrease) in
 liability for employee
 severance benefits, net             7,003        (93,500)         (1,167)        (67,221)        (114,115)          1,438

Capital losses (gains), net:
Fixed assets                       (25,579)        (1,521)          1,673          (2,020)           6,230          (5,251)
Investment in formerly
 consolidated subsidiaries               -         (3,646)              -               -            5,927               -
Loss from realization
 of activities                           -         28,325               -               -           28,325               -
Investments in investee
 companies                          (2,780)       (15,294)         (1,802)        (12,409)          54,894            (571)
Translation differences of
 autonomous investee
 in voluntary liquidation          400,250              -               -               -                -          82,170
Inflationary erosion
 of principal of long-term
 loans and other liabilities        79,623         70,918          55,816          61,926          136,704          16,346
Inflationary erosion of
 principal of credit
 from banks and others              (1,281)         4,068           2,330           5,170            7,671            (263)
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                        (15,093)       (25,867)         (9,595)        (16,249)         (33,298)         (3,098)
Changes in value of
 assets and investments             34,513        109,992          (1,963)         27,211          183,665           7,085
                                 ----------     ----------        --------        --------       ----------        --------
                                 1,096,620      2,237,784         349,483         567,238        2,595,641         225,133
                                 ----------     ----------        --------        --------       ----------        --------


The accompanying notes are an integral part of the financial statements.

                                                                                                        KOOR Industries Limited
                                                                                                           (An Israeli Company)

-------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002
                                                                                                               Convenience
                                                                                                               Translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           Ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2002           2001            2002            2001            2001            2002
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands

--------------------------------------------------------------------------------------------------------------------------------
A.  Adjustments to
      reconcile net income
      to net cash flows
      generated by operating
      activities (cont'd)

Changes in operating
 assets and liability
 liability items:
Decrease (increase) in trade
 Receivables and other
 accounts receivable (after
 taking into account
 non-current receivables)          215,943        190,873         152,603        (115,753)         683,638          44,332
Decrease (increase) in
 inventories, works in
progress
 and customer  advances
 (including long-term
 customer advances and
 deposits)                         170,095         (4,411)         86,515         171,532          (33,183)         34,920
Decrease in trade payables
 and other payables               (109,184)      (225,879)       (203,833)       (164,163)         (76,093)        (22,415)
                                 ----------     ----------       ---------       ---------       ----------        --------
                                   276,854        (39,417)         35,285        (108,384)         574,362          56,837
                                 ----------     ----------       ---------       ---------       ----------        --------
                                 1,373,474      2,198,367         384,768         458,854        3,170,003         281,970
                                 ==========     ==========       =========       =========       ==========        ========

B. Acquisition of newly
     Consolidated
     subsidiaries:

Assets and liabilities of the
 subsidiaries at date of
 acquisition:
Working capital surplus
 excluding cash and cash
 equivalents                         6,828              -               -               -                -           1,402
Fixed assets and investments       (38,183)                             -               -                -          (7,839)
Long-term liabilities               10,775              -               -               -                -           2,212
Contingent liability                19,406                              -               -                -           3,984
Excess of cost over net asset
 value upon acquisition            (96,027)             -               -               -                -         (19,714)
                                 ----------     ----------       ---------       ---------       ----------        --------
                                   (97,201)             -               -               -                -         (19,955)
                                 ==========     ==========       =========       =========       ==========        ========


The accompanying notes are an integral part of the financial statements.

                                                                                                         KOOR Industries Limited
                                                                                                            (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                               Nine months
                                                                                                Year ended           ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2002           2001            2002            2001            2001            2002
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands

-------------------------------------------------------------------------------------------------------------------------------
C.  Proceeds from
      realization of
      investments in
      formerly consolidated
      subsidiaries, net of
      cash in those
      subsidiaries at the
      time they ceased
      being consolidated:

Assets and liabilities of
 formerly consolidated
 subsidiaries at the time
 they ceased being
 consolidated:
Working capital deficiency
 excluding cash and cash
 equivalents                             -       (286,971)              -        (281,693)        (259,595)              -
Fixed assets and
 investments                             -          1,272               -          (1,624)          28,349               -
Long-term liabilities                    -        (47,985)              -         (47,898)         (55,158)              -
Minority interest in
 subsidiary as at
 date of sale                            -           (429)              -               -          (60,939)              -
Consideration not yet
 received from consolidation
 of companies                            -         (1,283)              -               -          (13,072)              -
Investments in affiliates                -              -               -               -           (2,358)              -
Unguaranteed deficiency
 in shareholders' equity
 of subsidiary                           -        223,189               -         223,189          223,189               -
Capital gain (loss) on sale of
 investments in subsidiaries             -          3,646               -               -           (5,927)              -
                                    ---------    ---------         ---------     ---------        ---------         ---------
                                         -       (108,561)              -        (108,026)        (145,511)              -
                                    =========    =========         =========     =========        =========         =========

D.   Proceeds from
        realization of
        activities
Working capital surplus
 excluding cash and cash
 equivalents                             -          3,727               -               -            3,727               -
Fixed assets                             -         69,792               -               -           69,792               -
Realization proceeds
 receivable                              -         (8,970)              -               -           (8,970)              -
Capital loss from
 realization of activities               -        (28,325)              -               -          (28,325)              -
                                    ---------    ---------         ---------     ---------        ---------         ---------
                                         -         36,224               -               -           36,224               -
                                    =========    =========         =========     =========        =========         =========


The accompanying notes are an integral part of the financial statements.

                                                                                                         KOOR Industries Limited
                                                                                                            (An Israeli Company)

--------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2002

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                Year ended     Nine months
                                                                                                                     ended
                              Nine months ended September    Three months ended September      December 31    September 30
                                          30                              30
                                       2002           2001            2002            2001            2001            2002
                                       Unaudited                      Unaudited                    Audited       Unaudited
                                     NIS thousands                          NIS thousands                    US$ thousands

--------------------------------------------------------------------------------------------------------------------------------
E.   Non-cash
       operations:

Purchase of fixed assets            11,559          2,549          11,559               -          25,681           2,373
                                  ========          =====          ======            ====          ======           =====
Purchase of other assets            15,694              -               -               -               -           3,222
                                  ========          =====          ======            ====          ======           =====
Proceeds from sale of
 fixed assets, investees,
 in formerly consolidated
 subsidiaries and
 realization of activities             534          5,868               -               -          49,137             110
                                  ========          =====          ======            ====          ======           =====
Investment in subsidiaries               -              -               -               -           2,849               -
                                  ========          =====          ======            ====          ======           =====
Proposed dividend to
 minority shareholders              20,158              -               -               -           5,830           4,138
                                  ========          =====          ======            ====          ======           =====
Purchase of fixed and
 other assets in
 consideration of issuance
 to minority                        29,860              -           2,641               -               -           6,130
                                  ========          =====          ======            ====          ======           =====
Contingent liability in
 respect of purchase
 of subsidiary                      19,406              -               -               -               -           3,984
                                  ========          =====          ======            ====          ======           =====


The accompanying notes are an integral part of the financial statements.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 1 - General

         A. These financial statements are as at September 30, 2002 and for the nine-month and three-month periods then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2001 and their accompanying notes.


         B. The adjusted interim financial statements as at September 30, 2002, and for the nine-months and three-months then ended have been translated into U.S. dollars using the representative exchange rate at that date (US$ 1 = NIS 4.871). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



Note 2 - Principal Accounting Policies

         A. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2001. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.


         B. Influence of new accounting standards prior to their application

         Accounting Standard No. 12 - Discontinuance of adjusting financial statements for inflation. According to this standard, the adjustment of financial statements will commence starting January 1, 2003. Pursuant to the decision of the Professional Committee of the Institute for Accounting Standardization on November 10, 2002, implementation of the standard will be postponed to January 1, 2004. Accordingly, the adjustments of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Association of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

         The standard could influence the reported results of the Company. The extent depends on the rate of inflation, the composition of its assets and the financing resources of the Company.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 2 - Principal Accounting Policies (cont'd)

         B. Influence of new accounting standards prior to their application (cont'd)

         Accounting Standard No. 13 - In October 2002, the Israeli Institute for Accounting Standardization published Accounting Standard No. 13 - "The effects of changes in foreign exchange rates". The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which are null upon Accounting Standard No. 12 coming into effect, discontinuance of adjusting financial statements for inflation.

         Accounting Standard No. 14 - In August 2002 the Israeli Institute for Accounting Standardization published Accounting Standard No. 14 - "Interim Financial Reporting". The standard determines the minimum content of financial reporting for interim periods, including the disclosure required in the notes, and sets out the accounting principles for recognition and measurement to be applied in financial reporting for interim periods. This standard will apply to financial statements for periods starting on January 1, 2003 or thereafter.

         The Company believes that the effect of the new standard on its results of operations, financial position and cash flows will not be material.


Note 3 - Financial Statements in Adjusted Values

         The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

         Comparative data in the statements were adjusted to the NIS of September 2002.

         Below is data regarding the CPI and the US dollar exchange rate:

                                                                                    Israel      Exchange rate
                                                                                       CPI      of one dollar
                                                                                    ------      -------------
                                                                                    Points                NIS

                                                                                 ---------      -------------
         As at September 30, 2002                                                   182.85              4.871
         As at September 30, 2001                                                   171.92              4.355
         As at December 31, 2001                                                    170.91              4.416

                                                                                 Change in          Change in
                                                                                         %                  %

                                                                                 ---------      -------------
         Nine months ended September 30, 2002                                         6.99              10.30
         Three months ended September 30, 2002                                        0.64               2.14

         Nine months ended September 30, 2001                                         2.01               7.77
         Three months ended September 30, 2001                                        0.89               4.56

         Year ended December 31, 2001                                                 1.41               9.28

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company

         1. ECI's Board of Directors decided to focus its operations on its core businesses: Access Systems (Inovia), Optical Networks and Cross-Connect (Lightscape and Enavis). This was followed by a decision to divest of Innowave's operations. Therefore, ECI's management decided to record a provision of 18.5 million dollars, which it believes reflects the loss expected from the divestiture. In the first quarter of 2002, ECI recorded a 53 million dollars provision for the impairment of the intangible assets of Innowave.

                  After the balance sheet date, ECI signed an agreement with external investors to spin-off the operations of NGTS into a new company, in which ECI would hold 49%. ECI will invest 10 million dollars in the new company. As a result of this transaction, ECI charged a loss of 4 million dollars.

         2. In the third quarter of 2002, ECI took a 34 million dollars provision for a doubtful debt with respect to a long-term customer debt. In addition, ECI included a provision in the amount of 18 million dollars for a decline in value of its investment in a debenture convertible into shares of the parent company of the aforesaid customer.

         3. During the first quarter of 2002, ECI recorded a pre-tax capital gain of approximately 12 million dollars, from the sale of 8.5% of ECtel's shares and exercise of stock options.

         4. On December 6, 2001 a private placement agreement was signed between ECI and a group of investors, whereby 12.5% of ECI's share capital was allotted to those investors in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased by 4.3%. Koor recorded a loss of approximately NIS 72 million in its financial statements for 2001 in respect of this allotment.

         5. In the second quarter of 2001, Koor's Board of Directors gave its approval for the management to make a credit line available to ECI, until February 2003 and if needed by ECI, up to a sum of 100 million dollars, on terms which are no less favorable than market terms on the date of making the credit line available.

         6. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and against some its officers: the former Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the name of all the shareholders who had purchased ECI shares between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers.

                  At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the action as is against the other defendants, i.e. ECI and the other officers.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

                  On May 16, 2002, the parties signed a memorandum of understanding for dismissal of the class action. Under the memorandum of understanding, a fund was established to which ECI's insurers transferred the settlement amount. It was also agreed that the plaintiffs will cancel their claims against ECI and ECI's officers without any liability or wrongdoing being attributed to them.

                  On November 15, 2002 the Court approved the arrangement prescribed in the memorandum of understanding. The timeframe for appealing the arrangement will end on December 18, 2002.

         7. Since October 1, 2002, ECI has failed to comply with some of the agreed financial ratios, and therefore the banks are entitled to demand the immediate repayment of all loans, amounting to approximately 173 million dollars. ECI is negotiating for a change in the terms of the original financing agreement, including a change in the financial ratios.

         8. The Company, while preparing its financial statements for the periods ended March 31 and June 30, 2002, reviewed the need to reduce the book value of its investment in ECI with respect to a `decline in the value of the investment which is not of a temporary nature'. This review is required under accepted accounting principles and is pursuant to the guidelines published by the Israel Securities Authority in November 2001, which outlined eleven "warning signs", whose occurrence requires the company to carry out the required review.

                  Due to the fact that apparently two of these "warning signs" exists, stock market share price and fundraising at a value lower than book value, the Company carried out the required review.

                  The review, carried out by the Company when preparing its financial statements as at June 30, 2002, was based on an evaluation made by an external appraiser in March 2002, and on the development of ECI's business results from the date of that valuation till the date of those financial statements.

                  The Company's management believed that the circumstances that took place between these Periods do not require it to reduce the investment, as presented in the Company's financial statements as at March 31 and June 30, 2002.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

         9. In November 2002, an independent external appraiser conducted an additional evaluation of ECI. According to this valuation, ECI's value, as at September 30, 2002, was in the range of 490 to 560 million dollars (between
                  4.6 to 5.2 dollars per share). Based on this valuation, the Company's management decided to reduce the book value of its investment in ECI so that on September 30, 2002 the investment was recorded at NIS 840 million (5.2 dollars per share), which reflects the recoverable value of its investment in ECI as a principal shareholder. Of the NIS 132 million reduction in value, the Company realized a capital reserve from cumulative foreign currency translation adjustments generated by Koor in relation to its investment in ECI in the amount of NIS 107 million. The balance of NIS 25 million was charged to the statement of income and presented under "Group equity in the operating results of affiliates, net".

                  At the request of the Appraiser (who consented to the Company's use of the valuation), the Company undertook to indemnify it against any expense or financial loss, if any, which it incurs as a result of any legal action against it by any third party, which cites the valuation as its cause.


         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - a consolidated company

         1. On January 23, 2002 M-A Industries issued to investors, as part of a private placement, NIS 133,980,000 par value of debentures (series A), at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately 29.5 million dollars. The terms of these debentures are the same for the debentures (series A) issued by M-A Industries under a prospectus in November 2001.

         2. In agreements concerning securitization in which M-A Industries and its consolidated companies contracted in October 2001 for the sale of customer debts to companies from the Bank of America Group, the balance of customer debts sold in cash as at the balance sheet date amounts to about 114 million dollars (December 31, 2001 - about
                  95.5 million dollars).

                  The expected maximum volume of the financial resources which will extend to the purchasing companies for buying the customer debts of the consolidated companies, is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts.

         3. During the accounting period, the severe economic crisis in Argentina continued. The Peso was devalued further against the dollar by about 121% (from 1.7 Pesos to the dollar on December 31, 2001 to 3.75 Pesos to the dollar on the balance sheet date). M-A Industries's management estimates, taking into consideration regulations published by the Government of Argentina relating to customers' debt stemming from sale of agricultural commodities, that the existing provisions in its books are sufficient.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies (cont'd)

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

         4. M-A Industries and its consolidated company in Brazil undertook to indemnify, on certain terms, financial institutions in respect of credit which customers of the consolidated company received, which was used to repay those customers' debts to the consolidated company. The amount of the undertaking to indemnify, as at the balance sheet date, is approximately 39 million dollars (December 31, 2001 - about 58 million dollars).

         5. In April 2002, a consolidated company of M-A Industries acquired the entire share capital of Feinchemie Schwebda GmbH ("Feinchemie"), a German company that markets pesticides. The cost of the acquisition was approximately 20 million dollars, where the acquiring company may be required to pay an additional sum of up to 5 million Euro, subject to Feinchemie's sales in 2002 and 2003.

                  The excess cost created at the time of the acquisition amounted to about 20 million dollars (including 4 million dollars created against a contingent liability taking into consideration Management's assessment with respect to Feinchemie's earnings as stated above), which was allocated to goodwill and is being amortized over a period of 20 years.

                  Below are the circumstances and indicators which, in Management's opinion, justify amortization of the goodwill over a period of 20 years:

                  - The agrochemical market in Germany is the sixth largest in the world.

                  -        Feinchemie is Germany's ninth largest
                           distributor of generic products for protection of vegetation.

                  - Feinchemie's area of activities is the marketing of products for protection of vegetation. These products are based on basic chemical processes, which are not expected to undergo material technological changes and for which there is no substitute in the agricultural industry.

                  - Most of Feinchemie's customers are farmers and cooperatives, which are characterized by very low churn.

                  - Entry barriers in Germany are very expensive, lengthy and complex.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies (cont'd)

         C. Elisra Electronic Systems Ltd. (Elisra") - a consolidated company

         1. On March 17, 2001, a fire broke out at the plants of Elisra's consolidated companies, damaging equipment, building, inventories and work in progress. Elisra's management estimated, on the basis, inter alia, of its professional advisers, that the indemnity from the insurance companies would be not less than the book value of the damaged property, i.e. 33 million dollars.

                  By September 30, 2002, the insurance companies had transferred advance payments of about 10 million dollars. In view of the protracted processes and the opinion of Elisra's management that additional legal proceedings would become necessary, the balance of the above amount is presented as a long-term debt.

         2. On July 2, 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement") whereby Koor would sell to Elta 30% of Elisra's shares for 100 million dollars. In addition, Koor granted to Elta options to increase its holding in Elisra by up to an additional 8% in consideration for a maximum proceed of approximately 26 million dollars. Under the Purchase Agreement, Koor agreed to indemnify the Buyer if certain conditions, listed in the Agreement, took place.

                  A second agreement, between Koor and Elta, to which Elisra is a party, set out the structure of the Elisra's Board of Directors and its decision-making process, and imposed certain limitations on the sale of Elisra's shares.

                  In addition, a cooperation agreement was signed between Elisra and Elta, regulating their cooperation, including an agreed basket of products and the principles for selecting a project leader from time to time.

                  Following the Agreement, it became feasible to utilize Koor's tax losses carried forward and, therefore, a tax asset gain of approximately NIS 121 million was recorded under the income tax item.

                  As at the balance sheet date, not all the necessary approvals for consummation of the transaction have been received.


         D. Tadiran Ltd. (under voluntary liquidation) - a consolidated company

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation, the debit balance of the capital reserve from cumulative foreign currency translation adjustments, of approximately NIS 400 million, which were created in Koor in respect of its investment in Tadiran, was transferred to the statement of income.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 4 - Details Concerning Investee Companies (cont'd)

         D. Tadiran Ltd. (under voluntary liquidation) - a consolidated company (cont'd)

         2. In March 2002, a transaction was completed for the sale of most of the real estate assets of Tadiran to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The total consideration, which was received during the second quarter of 2002, amounted to approximately NIS 279 million, and a capital gain of about NIS 30 million after tax was recorded in the first quarter of the year 2002.


         E.       Telrad Networks Ltd. ("Telrad") - a consolidated company

         1. During the accounting period, Telrad's Board of Directors decided on a reorganization plan which includes employee retirement, at a total cost of approximately NIS 97 million. Accordingly, Telrad recorded retirement plan expenses under item "other expenses, net".

         2. As at balance sheet date, Telrad is not in compliance with certain financial ratios that were stipulated in the agreement with the banks. Telrad's management is negotiating with the banks for a change in the terms of credit.


         F. Koor Corporate Venture Capital - a consolidated partnership

                  In the accounting period, Koor Corporate Venture Capital's management estimated that the value of the investments in several companies in the portfolio is lower than the cost of the investment, and therefore it decided to reduce the value of the investments in the portfolio companies by about NIS 25 million.



Note 5 - Contingent Liabilities and Commitments

         A. During October 1997, near the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law") concerning alleged price fixing and absence of competition between Tadiran Telecommunications Ltd. ("TTL") and Telrad Networks Ltd. ("Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") investigated the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and in the field of Network Termination Point.

                                                   KOOR Industries Limited
                                                  (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------



Note 5 - Contingent Liabilities and Commitments (cont'd)

                  On March 4, 2002, Tadiran Ltd. (which undertook to indemnify ECI for any loss it sustained as a result of the matters being investigated by the Commissioner) and Telrad (a wholly-controlled consolidated companies of Koor), received notice from the Authority that it was considering the possibility of bringing each of them to trial for breaking the law, in the matter of actions taken by each of them, according to the Authority, in various matters relating to the supply of public switchboards for the commercial market between 1993 and 1997. The notice said that the allegations against Telrad and Tadiran concerning Network Termination Points were still under investigation by the Commissioner.

                  Under the law, a corporation can be fined for violation of the law, and there could also be implications at the civil level, if damage deriving from a violation of the law is proven.

                  The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


         B. In June 2002 an agreement was signed with Bank Leumi Ltd. according to which a total of NIS 599 million long-term loans will be rescheduled for a period of about 4.5 years. According to the terms of the agreement, Koor undertook, among other things, to maintain a minimum shareholders equity, and to partially repay the current debt by future divestitures of specific assets, in the event that the assets are sold.


         C. The commitment of Koor Corporation Venture Capital to further investments in venture capital funds and in start-up companies as at the balance sheet date is 38 million dollars.



Note 6 - Events After The Balance Sheet Date

         Following the balance sheet date, M-A Industries, through consolidated companies in Israel and abroad ("the Companies"), signed a number of agreements with Bayer, one of largest agrochemical conglomerates in the world, for acquisition of several products, licenses and distribution rights in the protection of vegetation field. The total amount of the acquisitions is 176.5 million Euro. These agreements also provide that the Companies would purchase from Bayer the existing inventories at the time of acquiring the products, at an estimated price of about 30 million Euro.

         The purchase agreements will take effect only upon approval by the European Union representation.

              KOOR Industries Limited (An Israeli Corporation)

                            Financial Statements
                          As at September 30, 2002
                                (Unaudited)